

agilysys

INVESTOR PRESENTATION

Q1 Fiscal Year 2026

Forward-looking Statements & Non-GAAP Financial Information

Forward-Looking Language
This presentation contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, our revenue, subscription revenue and Adjusted EBITDA guidance for the 2024 fiscal year and statements we make regarding expected property management room growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the impact macroeconomic factors may have on the overall business environment, our ability to achieve our fiscal 2026 guidance, future revenue growth, the company's ability maintain sales levels, the Company's ability to integrate Book4Time and realize future synergies, and the risks described in the Company’s filings with the Securities and Exchange Commission, including the Company’s reports on Form 10-K and Form 10-Q. Additionally, references to "record" financial and business levels in this document refer only to the time period after Agilysys made the transformation to an entirely hospitality focused software solutions company in FY2014.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement that may be made from time to time, whether written or oral, whether as a result of new information, future developments or otherwise.

Use of Non-GAAP Financial Information
To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP in this press release, certain non-GAAP financial measures as defined by the SEC rules are used. These non-GAAP financial measures include EBITDA, Adjusted EBITDA, adjusted net income, adjusted basic earnings per share, adjusted diluted earnings per share and free cash flow. Management believes that such information can enhance investors’ understanding of the Company’s ongoing operations.



Our Mission

Helping Our Customers Improve Employee & Guest Experiences, With Dedication To Past, Present & Future Customer Investments In Our Products And Services.

Defining Strategy Pillars


1
100% HOSPITALITY FOCUSED
OBSESSIVELY CUSTOMER-CENTRIC
2
3
CORE PRODUCT FOCUS & INNOVATION DRIVEN
STATE OF THE ART CLOUD-NATIVE & ON-PREMISE OPTIONS
4
5
END-TO-END COMPREHENSIVE SOLUTION OFFERINGS

Global Presence

Publicly Traded - NASDAQ: AGYS



118
Countries

Corporate Headquarters
- Alpharetta, Georgia

North America Offices
- Las Vegas, Nevada
- Toronto, Ontario
- Santa Barbara, California
- Bellevue, Washington

EMEA
- United Kingdom
- Dubai, UAE

APAC Offices
- Hong Kong
- Malaysia
- Philippines
- Singapore
- China
- Australia

India Development Center
- Chennai, India

Global Customers


Gaming


Managed Foodservice


Hotels, Resorts & Cruise


International

Station Casinos
Casino Arizona Talking Stick Resort
Caesars Entertainment
The Venetian

Compass Group
University of Houston
Community Medical Centers
Morey's Piers and Water Parks
Brigham Young University BYU Founded 1875 Provo, Utah

Hershey Entertainment & Resorts
Kalahari Resorts & Conventions
Marriott
Pinehurst
Royal Caribbean Group

Mohegan Inspire Entertainment Resort
Carnival UK
Marina Bay Sands Singapore
Watergate Bay Hotel
Hilton

Connected Experiences

Agilysys Hospitality Product Suite


Loyalty & Promotions
Digital Marketing
Book
Guest App
Central Reservations
SURVEYS & RE-ENGAGE
TRIP BOOKING
LOYALTY & PERSONALIZATION
PRE-ARRIVAL
Express Kiosk
Express Mobile
Digital Keys
Analyze
BUSINESS INTELLIGENCE
EVENTS, MEMBERS & OWNERS
Food & Beverage
InfoGenesis
Hospitality & Leisure
PMS
Inventory & Procurement
Eatec
SWS
Pay
Authorize
IG Quick Pay
Gift Card
Sales & Catering
Membership
Residence Management
PAYMENTS
IN-VENUE DINING
BACK OF HOUSE OPTIMIZATION
IN-VENUE ACTIVITIES
IG Fly
IG OnDemand
IG Kiosk
IG PanOptic Kiosk
IG Smart Menu
IG KDS
IG Digital Menu Board
Service
DataMagine
Reserve
Golf
Spa
Book4Time
Retail
3rd Party Solution Integration With Modern Restful APIs

Total Addressable Market - TAM

$2.7B
POS Core
43% ARR*

$2.1B
PMS Core
17% ARR*



$16.0B
Total TAM
$194M*
ARR

$2.5B
Tier 2 Core: Spa, Golf and Sales & Catering Solutions
13% ARR*

$8.7B
Other Add On
27% ARR*

*Exit rate ARR quarter ended June 30, 2025.

Agilysys Revenue Overview

18%

Total Revenue YOY Growth*

63%

Recurring Revenue/Total Revenue*

64%

Subscription Revenue/Recurring Revenue*

42%

Subscription Revenue YOY Growth Rate

**Data is as of the trailing twelve months ended June 30, 2025.*



We Provide Industry Leading Hospitality Solutions

Allocation of Revenue

Food and Beverage Solutions

POINT-OF-SALE: **53%** of Revenue

INVENTORY & PROCUREMENT: **4%** of Revenue

Lodging Solutions

PROPERTY MANAGEMENT: **28%** of Revenue

Cross Functional

Payment Revenue: **9%** of Revenue

DOCUMENT MANAGEMENT: **6%** of Revenue

Region

North America: **91%** of Revenue

APAC Plus EMEA: **9%** of Revenue

Note: Revenue contribution figures represent percentage for the trailing twelve months ended June 30, 2025 and include an allocation of total revenue (excluding services) amounts to our 4 core product groupings and payment software related revenue.

Existing Customers Average Products Per Property - Exit Rate


2.5
2.25
2
1.75
1.5
1.25
1
FY2021
FY2022
FY2023
FY2024
FY2025
Products Per Property

FY26 Annual Guidance – RAISED Subscription Guidance Q1 FY26

$308M to $312M
ANNUAL REVENUE

REVENUE

20%
ADJUSTED EBITDA/ REVENUE

Adjusted EBITDA

27% YEAR OVER YEAR GROWTH

SUBSCRIPTION REVENUE

Original Guidance of 25% year over year growth

FINANCIAL OVERVIEW



Evolving Business, Evolving P&L

Business Metrics (as of 06/30/25)

Recurring Revenue* As % of Total Revenue	63%
Subscription Revenue* As % of Recurring Revenue	64%
Services Revenue* As % of Total Revenue	23%
Subscription Revenue Growth Y/Y*	42%
New Customer Count*	70

Financial Metrics and Valuation*

Share Price (08/21/25)	$106.57
Diluted Shares Outstanding	28.3M
Diluted Market Capitalization	$3,014.8M
Cash (as of 06/30/25)	$55.6M
Debt (as of 06/30/25)	$33.9M
Enterprise Value	$2,993.1M
Revenue	$288.8M
Gross Profit	$179.4M
Adjusted EBITDA^	$54.2M
Earnings per Share	$1.58
EV/Revenue	10.4x
EV/Gross Profit	16.7x

^Non-GAAP measure, see reconciliation on slide 31.
**Trailing twelve months ended June 30, 2025.*

Strong Balance Sheet

Consolidated Balance Sheet *(in thousands)*		
	June 30, 2025	March 31, 2025
Cash, Cash Equivalents and Marketable Securities	$55,564	$73,041
Other Current Assets	52,963	50,486
Long-Term Assets	317,519	310,843
Total Assets	**$426,046**	**$434,370**
Current Liabilities	$97,554	$111,024
Other Liabilities	45,273	57,460
Total Liabilities	142,827	168,484
Shareholders' Equity	283,219	265,886
Total Liabilities and Shareholders' Equity	**$426,046**	**$434,370**

Revenue Growth ($M)



85
75
65
55
45
35
25
Jun CY20
Sept CY20
Dec CY20
Mar CY21
Jun CY21
Sept CY21
Dec CY21
Mar CY22
Jun CY22
Sept CY22
Dec CY22
Mar CY23
Jun CY23
Sept CY23
Dec CY23
Mar CY24
Jun CY24
Sept CY24
Dec CY24
Mar CY25
Jun CY25
FY21
FY22
FY23
FY24
FY25
FY26

Nasdaq AGYS

Recurring Revenue Growth ($M)



Subscription Revenue
Maintenance Revenue
34.0
32.0
30.0
28.0
26.0
24.0
22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
Jun CY20
Sep CY20
Dec CY20
Mar CY21
Jun CY21
Sep CY21
Dec CY21
Mar CY22
Jun CY22
Sep CY22
Dec CY22
Mar CY23
Jun CY23
Sep CY23
Dec CY23
Mar CY24
Jun CY24
Sep CY24
Dec CY24
Mar CY25
Jun CY25
FY21
FY22
FY23
FY24
FY25
FY26

Historical Financial Results



Revenue - GAAP
$305,000
$290,000
$275,000
$260,000
$245,000
$230,000
$215,000
$200,000
$185,000
$170,000
$155,000
$140,000
$125,000
FY23
FY24
FY25
TTM*



GAAP Diluted EPS
$3.75
$3.00
$2.25
$1.50
$0.75
$-
$0.82
$0.17
FY23
FY24
FY25
FY26 YTD



Adjusted EBITDA – Non-GAAP^
$60,000
$52,000
$44,000
$36,000
$28,000
$20,000
FY23
FY24
FY25
TTM*



Adjusted Diluted Earnings per Share – Non-GAAP^
$1.70
$1.50
$1.30
$1.10
$0.90
$0.70
$0.50
FY23
FY24
FY25
TTM*

All numbers in thousands.
^ Non-GAAP measure, see reconciliation beginning on slide 31.
**Trailing twelve months ended June 30, 2025.*

APPENDIX



agilysys

Hospitality Experience Cloud





RECEPTION



FOOD & BEVERAGE ECOSYSTEM

CORE POS

EXPERIENCE

- Mobile Food Ordering
- Dining Reservations
- Kiosk
- PanOptic Self-Checkout
- Kitchen Display
- Digital Menus
- Digital Menu Board

ENHANCERS

- Loyalty & Promotions
- Enterprise Analytics
- Secure EMV Payments
- QR Payment
- Stored-Value Payment
- Gift Card

HOSPITALITY & LEISURE ECOSYSTEM

CORE PMS

EXPERIENCE

- Property-Wide Booking
- Spa
- Golf
- Sales & Catering
- Activities
- Retail
- Membership
- Residence Management
- Mobile/Kiosk Check-In/Out
- Digital Keys

ENHANCERS

- Digital Marketing
- Loyalty and Promotions
- Service Task Optimization
- Enterprise Analytics
- Call Center
- Secure EMV Payments
- Digital Authorizations
- Gift Card
- Document Management

INVENTORY & PROCUREMENT ECOSYSTEM

CORE I&P

EDITIONS

- Standard
- Enterprise
- Professional

MODULES

- Barcode
- Retail
- Punch Out
- Direct

Hospitality Solution Studios

Tailored to maximize **Return On Experience** (ROE) by specific venue and management model

- Airport
- Amusement Park
- Casino
- Corporate Dining
- Cruise
- Healthcare
- Higher Education
- Hotel Brand
- Independent Hotel
- Life Plan Community
- Management Company
- Resort
- Stadium
- Venue

Agilysys Omnichannel POS Solution

InfoGenesis


Kiosk
Digital Menus/Ordering
Dining Reservations
Mobile / Web
Marketing & Upsell
Point-of-Sale
Payments
Inventory & Procurement
Mobile App & APIs
Analytics

Agilysys Lodging Ecosystem

Central Reservations:
Central Reservations

Staff Task Management & 2-Way Guest Communication:
Service

Sales & Catering:
Sales & Catering

Activities:
Golf
Spa
Reserve

Point-of-Sale & Retail:
InfoGenesis
Retail


PMS

Check-In/Out:
Express Mobile

Document Management:
DataMagine

Payments:
Authorize
Pay

Business Analytics:
Analyze

Online Booking:
Book

Marketing & Upsell:
Loyalty & Promotions
Digital Marketing

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

(In thousands)		Twelve Months Ended March 31,		
	TTM*	2025	2024	2023
Net income	**$14,009**	$23,225	$ 86,195	$ 14,582
Income tax provision (benefit)	**9,102**	2,410	(65,511)	1,182
Income before taxes	**23,111**	25,635	20,684	15,764
Depreciation of fixed assets	**3,785**	3,679	3,896	1,769
Amortization of internal-use software and intangibles	**5,065**	3,859	1,366	1,743
Amortization of developed technology acquired	**588**	461	159	159
Interest income, net	**(702)**	(2,253)	(5,083)	(2,192)
EBITDA (a)	**31,847**	31,381	21,022	17,243
Share-based compensation	**18,377**	17,777	14,111	12,958
Severance and other charges	**4,311**	4,628	1,756	435
Other non-operating (income) expense	**(1,042)**	(791)	152	(697)
Legal settlements, net	**693**	844	28	352
Adjusted EBITDA (b)	**54,186**	53,839	37,069	30,291

(a) EBITDA is defined as net income before income taxes, interest income (net of interest expense), depreciation and amortization (including amortization of developed technology)

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest income (net of interest expense), depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) legal settlements, ii) other (gains) and charges, net iii) share-based compensation, and iv) other non-operating (income) expense

Trailing twelve months ended June 30, 2025.

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

Three Months Ended

(In thousands)	**June 30, 2025**	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Net income	**$ 4,890**	$ 3,925	$ 3,830	$ 1,364	$ 14,106	$ 2,961	$ 77,141	$ 4,545	$ 1,548	$ 4,075	$ 3,892	$ 3,576	$ 3,039
Income tax (benefit) provision	**(41)**	1,448	3,913	3,782	(6,734)	1,885	(68,043)	295	352	262	678	(158)	398
Income before taxes	**4,849**	5,373	7,743	5,146	7,372	4,846	9,098	4,840	1,900	4,337	4,570	3,418	3,437
Depreciation of fixed assets	**944**	941	985	915	838	854	909	1,209	923	398	437	461	473
Amortization of internal-use software and intangibles	**1,457**	1,082	1,622	904	251	246	343	347	430	417	430	443	453
Amortization of developed technology acquired	**166**	160	163	99	38	40	39	41	39	39	39	40	41
Interest income, net	**(230)**	(76)	241	(637)	(1,782)	(1,503)	(1,252)	(1,227)	(1,101)	(1,006)	(704)	(379)	(100)
EBITDA (a)	**7,186**	7,480	10,754	6,427	6,717	4,483	9,137	5,210	2,191	4,185	4,772	3,983	4,304
Share-based compensation	**5,029**	5,121	4,218	4,009	4,429	4,622	3,638	2,684	3,167	3,548	3,466	3,456	2,488
Severance and other charges	**256**	2,030	(12)	2,037	550	1,711	(924)	210	759	61	93	67	214
Other non-operating expense (income)	**(98)**	13	(574)	(383)	157	136	(95)	(51)	159	102	(384)	(112)	(304)
Legal settlements, net	**114**	145	330	104	265	28	-	-	-	248	104	-	-
Adjusted EBITDA (b)	**$ 12,487**	$ 14,789	$ 14,716	$ 12,194	$ 12,118	$ 10,980	$ 11,756	$ 8,053	$ 6,276	$ 8,144	$ 8,051	$ 7,394	$ 6,702

(a) EBITDA, a non-GAAP financial measure, is defined as net income before income taxes, interest income (net of interest expense), depreciation and amortization (including amortization of developed technology)

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest (income), net, depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) share-based compensation, ii) other charges, net iii) other non-operating (income) expense, net, and iv) legal settlements

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME FOR ADJUSTED EARNINGS PER SHARE
(UNAUDITED)

(In thousands)	TTM* 2026	Twelve Months Ended March 31, 2025	2024	2023
Net income attributable to common shareholders	**$ 14,009**	$ 23,225	$ 84,991	$ 12,746
Amortization of intangibles	**5,065**	3,859	1,366	1,743
Amortization of acquired technology	**588**	461	159	159
Share-based compensation	**18,377**	17,777	14,111	12,958
Tax Events (a)	**7,486**	(1,669)	(69,067)	-
Severance and other charges	**4,311**	4,628	1,756	435
Legal settlements, net	**693**	844	28	352
Income tax adjustments	**(5,776)**	(5,322)	(3,805)	(3,274)
Adjusted net income (b)	**44,753**	43,803	29,539	25,119
Basic weighted average shares outstanding	**27,794**	27,518	25,668	24,694
Diluted weighted average shares outstanding	**28,289**	28,257	26,842	25,929
Adjusted basic earnings per share (c)	**1.61**	1.59	1.15	1.02
Adjusted diluted earning per share (c)	**1.58**	1.55	1.10	0.97

(a) Tax events include excess tax benefits or deficiencies related to share-based compensation, release of valuation allowances against deferred income taxes, and changes in uncertain tax positions

(b) Adjusted net income, a non-GAAP financial measure is defined as net income attributable to common shareholders before amortization expense (including amortization of developed technology), share-based compenation, and other charges, net, and legal settlements, less the related income tax effect of these adjustments, as applicable, at the Company's current combined federal and state income statutory tax rate and, as defined under (a) above, tax events.

(c) Adjusted earnings per share, a non-GAAP financial measure, is defined as adjusted net income divided by basic and diluted weighted average shares outstanding

**Trailing twelve months ended June 30, 2025.*

Cash Flow

	TTM*	31-Mar FY25	31-Mar FY24	31-Mar FY23
Operating activities				
Net income from operations	**$ 14,009**	$ 23,225	$ 86,195	$ 14,582
Non cash adjustments, restructuring, legal settlements	**36,618**	26,235	(48,125)	16,355
Changes in assets & liabilities	**(943)**	5,668	10,116	3,526
Net cash provided by operating activities	**49,684**	55,128	48,186	34,463
Investing activities				
Capital expenditures	**(2,547)**	(2,783)	(8,127)	(7,238)
Cash (paid for) business combinations, net of cash acquired	**(145,756)**	(145,756)	-	395
Proceeds from sale of assets	-	-	552	-
Investments	**(27)**	(27)	(27)	(27)
Net cash used in investing activities	**(148,330)**	(148,566)	(7,602)	(6,870)
Net cash used in financing activities	**9,929**	21,928	(8,558)	(11,094)
Effect of exchange rate	**170**	(340)	23	(628)
Increase (decrease) in cash & cash equivalents	**(88,547)**	(71,850)	32,049	15,871
Cash & cash equivalents - beginning of period	**144,111**	144,891	112,842	96,971
Cash & cash equivalents - end of period	**$ 55,564**	$ 73,041	$ 144,891	$ 112,842

**Trailing twelve months ended June 30, 2025.*

Recurring Revenue ($M)



Subscription
Maintenance
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
Jun CY20
Sept CY20
Dec CY20
Mar CY21
Jun CY21
Sept CY21
Dec CY21
Mar CY22
Jun CY22
Sept CY22
Dec CY22
Mar CY23
Jun CY23
Sept CY23
Dec CY23
Mar CY24
Jun CY24
Sept CY24
Dec CY24
Mar CY25
Jun CY25
FY21
FY22
FY23
FY24
FY25
FY26

CONTACT

Jessica Hennessy
Senior Director Corporate Strategy and Investor Relations
(770) 810-6116
InvestorRelations@agilysys.com